UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Xenetic Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

984015503

(CUSIP Number)

October 12, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984015503

1.	Name of Reporting Persons.

CLS Therapeutics Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey, UK

Number of

Shares Beneficially

Owned by Each

Reporting

Person With:

5.	Sole Voting Power: 1,475,000*

6.	Shared Voting Power:

7.	Sole Dispositive Power: 1,475,000*

8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,475,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable

11.	Percent of Class Represented by Amount in Row (9): 9.7%

12.	Type of Reporting Person (See Instructions)

CO

*CLS Therapeutics LLC, an indirect wholly-owned subsidiary of CLS Therapeutics Ltd., owns 850,000 shares of the Common Stock of the Issuer. As the ultimate parent of CLS Therapeutics LLC, CLS Therapeutics Ltd. may exercise voting and dispositive power over these shares. See Exhibit I to this Schedule 13G.

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1.	Name of Reporting Persons.

Dmitry Genkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Israel

Number of

Shares Beneficially

Owned by Each

Reporting

Person With:

5.	Sole Voting Power:

6.	Shared Voting Power: 1,475,000*

7.	Sole Dispositive Power:

8.	Shared Dispositive Power: 1,475,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,475,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable

11.	Percent of Class Represented by Amount in Row (9): 9.7%

12.	Type of Reporting Person (See Instructions)

IN

*Dmitry Genkin along with the other individual reporting persons included in this Schedule 13G may exercise voting and dispositive power over the shares. Mr. Genkin otherwise disclaims beneficial ownership of the shares.

3

1.	Name of Reporting Persons.

Victor Tets

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of

Shares Beneficially

Owned by Each

Reporting

Person With:

5.	Sole Voting Power:

6.	Shared Voting Power: 1,475,000*

7.	Sole Dispositive Power:

8.	Shared Dispositive Power: 1,475,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,475,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable

11.	Percent of Class Represented by Amount in Row (9): 9.7%

12.	Type of Reporting Person (See Instructions)

IN

*Victor Tets along with the other individual reporting persons included in this Schedule 13G may exercise voting and dispositive power over the shares. Mr. Tets otherwise disclaims beneficial ownership of the shares.

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1.	Name of Reporting Persons.

Georgy Tets

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of

Shares Beneficially

Owned by Each

Reporting

Person With:

5.	Sole Voting Power:

6.	Shared Voting Power: 1,475,000*

7.	Sole Dispositive Power:

8.	Shared Dispositive Power: 1,475,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,475,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable

11.	Percent of Class Represented by Amount in Row (9): 9.7%

12.	Type of Reporting Person (See Instructions)

IN

*Georgy Tets along with the other individual reporting persons included in this Schedule 13G may exercise voting and dispositive power over the shares. Mr. Tets otherwise disclaims beneficial ownership of the shares.

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Item 1.

(a)	Name of Issuer

Xenetic Biosciences, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

40 Speen Street, Suite 102

Framingham, Massachusetts 01701

Item 2.

(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

This Schedule 13G is filed on behalf of CLS Therapeutics, Ltd. (“CLS Ltd.”) and its beneficial holders as follows: Dmitry Genkin (“Genkin”), Victor Tets (“VT”) and Georgy Tets (“GT”). CLS Ltd, VT and GT are individually referred to herein as the “Reporting Person” and collectively as the “Reporting Persons”. CLS Ltd. is a corporation formed under the laws of the Isle of Guernsey; the principal business office of CLS Ltd. is PO Box 175, Frances House, Sir William Place, St Peter Port, Guernsey, GY1 4HQ, UK.  Genkin is an individual with citizenship in Israel; the principal address of Genkin is Piazzale Baracca 2, Milan, Italy. VT is an individual with citizenship in the United States; the principal address of VT is 45E 89th street, apt 19F, New York, NY, 10128. GT is an individual with citizenship in the United States; the principal address of GT is 360E 89th street, apt 16C, New York, NY, 10128.

(d)	Title of Class of Securities

Common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number

984015503

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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

(a) and (b):

(i)	On April 26, 2022, CLS Ltd. entered into (i) an Exclusive License Agreement with the Issuer dated as of April 26, 2022, and (ii) an Exclusive Sublicense Agreement, pursuant to which shares in the Issuer were to be issued upon the occurrence of certain events. On April 26, 2022, the Reporting Person acquired 625,000 shares of Common Stock of the Issuer (the “First Issuance”). On October 12, 2022, CLS Ltd. acquired 850,000 shares of Common Stock of the Issuer (the “Second Issuance”) and subsequently transferred the Second Issuance to CLS Therapeutics LLC (“LLC”), an indirect wholly-owned subsidiary of CLS Ltd. Collectively, Genkin, VT and GT beneficially own a majority of the issued and outstanding shares of CLS Ltd. and indirectly beneficially own the First Issuance and the Second Issuance (and as to which each disclaims beneficial ownership). As of the Second Issuance, the shares of Common Stock represent beneficial ownership in the aggregate of approximately 9.7% of the issued and outstanding Common Stock of the Issuer, based on (1) 14,316,596 shares of Common Stock issued and outstanding as of August 5, 2022 as reported by the Issuer, plus (2) 850,000 shares of Common Stock issued to LLC on October 12, 2022.

(ii)	As of the close of business on October 12, 2022, CLS Ltd. is deemed to have beneficial ownership of 1,475,000 shares of Common Stock. Each of Genkin, VT and GT is deemed to have beneficial ownership of such shares as a result of ownership of all of the issued and outstanding shares of CLS Ltd. (and as to which each disclaims beneficial ownership).

(c) Number of shares as to which CLS Ltd has:

(i) Sole power to vote or to direct the vote:     1,475,000                        .

(ii) Shared power to vote or to direct the vote:                                  .

(iii) Sole power to dispose or to direct the disposition of    1,475,000        .

(iv) Shared power to dispose or to direct the disposition of                                  .

Number of shares as to which each other Reporting Person has:

(i) Sole power to vote or to direct the vote:                                  .

(ii) Shared power to vote or to direct the vote:      1,475,000            .

(iii) Sole power to dispose or to direct the disposition of                                  .

(iv) Shared power to dispose or to direct the disposition of        1,475,000      .

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Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

CLS Ltd. is the ultimate parent of LLC and as such controls LLC. LLC has been identified on this Schedule 13G as a direct beneficial owner of the Second Issuance.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 21, 2022

CLS Therapeutics, Ltd.

/s/ Georgy Tets, MD, PhD
By:	Georgy Tets, MD, PhD
Title:	Chief Executive Officer

/s/ Dmitry Genkin
Dmitry Genkin

/s/ Victor Tets
Victor Tets

/s/ George Tets
George Tets

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Exhibit I

CLS Ltd. is the direct parent and owner of 100% of the issued and outstanding shares of CLS Therapeutics Inc. CLS Therapeutics Inc. (“Inc.”) is the direct parent and owner of 100% of the issued and outstanding shares of CLS Therapeutics LLC (“LLC”). Inc.’s classification is CO. LLC’s classification is OO.

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